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[FIRST UNION LETTERHEAD]

                                                                  Exhibit (b)(5)






                                                              September 16, 1998

Mr. Mark W. Mikosz
Chief Financing Officer
Cooker Restaurant Corporation
5500 Village Blvd.
West Palm Beach, FL 33407

Dear Mark:

     First Union National Bank ("First Union") is pleased to advise Cooker Restaurant Corporation ("Cooker") of its commitment to participate in the $62,500,000 term loan and revolving credit facility ("New Loan") to be arranged by NationsBank of Tennessee, N.A. ("NationsBank"), pursuant to the letter to Cooker from NationsBank, dated September 14, 1998, on the terms and conditions set forth in such letter and its attached term sheet. First Union's commitment is in an amount not to exceed $22,500,000.00. This commitment is subject to the execution and delivery to First Union of legal documents yet to be prepared, including, without limitation, loan agreements, promissory notes, guaranties, and collateral and security documents, and is further subject to closing of the financing between NationsBank and Cooker, and between Cooker and The CIT Group ("CIT"), each in the amounts described in that term sheet. All such documents and terms of financing must be satisfactory in form and substance to First Union and its counsel.

     At the closing of such loan, Cooker agrees to repay 100% of the amount outstanding plus interest accrued to the date of repayment under Cooker is existing $33,000,000 credit facility with First Union, except that at the election of First Union an amount of the existing loan equal to the First Union commitment under the new Term Loan may be treated as remaining outstanding but being recharacterized as a new term loan under and governed by the terms of the new loan documents rather than the existing documents. This commitment is to be used by Cooker for the purpose of refinancing debt and repurchasing common stock.

     In the event the foregoing described new financing closes, we are agreeable to equipment financing between Cooker and CIT in the amounts set forth in the above described term sheet, subject to our approval of the definitive loan documents relating thereto. Note that our consent to the financing with CIT is expressly subject to the condition that the closing of the New Loan occurs. If the New Loan does not close, the proposed financing with CIT would result in a default under the Amended and Restated Loan
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Agreement, dated December 22, 1995, as amended, between First Union and Cooker.


Sincerely,

First Union National Bank

By /s/ M. Walker Duvall
   ------------------------------
   M. Walker Duvall, SVP



Accepted and agreed to this 17 day of September, 1998
Cooker Restaurant Corporation


By: /s/ Mark W. Mikosz
    ----------------------------
Title: VP-CFO
MIA4-658203